Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the unaudited interim consolidated financial statements of Response Biomedical Corporation (“Response Biomedical” or the “Company”) as at and for the three and nine month periods ended September 30, 2010 and 2009 and the audited consolidated financial statements as at and for each of years in the three year period ended December 31, 2009, including the related notes therein, prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). These documents are available on the SEDAR website at www.sedar.com. All amounts are expressed in Canadian dollars unless otherwise indicated.

This discussion includes forward-looking statements made by management that involve uncertainties and risks, including those discussed herein and as described in the “Risk Factors” section of the Annual Information Form.  When used in this document, the words “may”, “would”, “could”, “will”, “intend”, “plan”, “propose”, “anticipate”, “believe”, “forecast”, “estimate”, and “expect” and similar expressions as they relate to the Company or its management, are intended to identify forward-looking statements.  Such forward-looking statements should be given careful consideration and undue reliance should not be placed on these statements.  The Company bases its forward-looking statements on information currently available to it, and assumes no obligation to update them, except as required by law.  The actual results may differ materially from those contained in any forward-looking statements.

This management discussion and analysis of financial condition and results of operations has been prepared as at November 8, 2010.

OVERVIEW

Response Biomedical develops, manufactures and sells diagnostic tests for use with its proprietary RAMP® System, a fluorescent immunoassay-based on-site diagnostic testing platform.  The RAMP technology utilizes a unique method to account for sources of error inherent in conventional lateral flow immunoassay technologies, thereby providing the ability to quickly and accurately detect and quantify an analyte present in a liquid sample.  Consequently, an end user on-site or in a point-of-care setting can rapidly obtain important diagnostic information.  Response Biomedical currently has thirteen tests available for clinical and environmental testing applications and the Company has plans to commercialize additional tests.

The Company has sales and marketing partnerships with Roche Diagnostics (“Roche”) to market the Company’s line of cardiovascular point-of-care tests, 3M Company (“3M”) for its infectious disease products and Shionogi & Co., Ltd. (“Shionogi”) to market its B-type natriuretic peptide (“BNP”) test in Japan.  In China the Company’s cardiovascular products are distributed by O&D Biotech Co., Ltd China (“O&D”) and a newly added partner, Guangzhou Wondfo Biotech Co., Ltd. (“Wondfo”).  Response Biomedical is also pursuing other clinical diagnostic players with interests in applications beyond infectious diseases and cardiac markers as well as expanding partnership opportunities into new international territories with existing products.

As at September 30, 2010, the Company had $5,313,364 in cash and cash equivalents, an increase of $239,893 compared to $5,073,471 as at December 31, 2009.  As at September 30, 2010, the Company had a working capital balance of $8,526,542, an increase of $1,528,013 compared to $6,998,529 as at December 31, 2009.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Company’s revenues by product and service market segment were as follows:

Total revenue for the three and nine month periods ended September 30, 2010 decreased 24% and 29% to $1,553,001 and $5,357,993, respectively, compared to $2,047,523 and $7,495,339 for the same periods in 2009.

Clinical products revenue for the three and nine month periods ended September 30, 2010 decreased 26% and 15% to $1,249,385 and $4,449,469, respectively, compared to $1,688,423 and $5,236,438 for the same periods in 2009.

Biodefense products revenue for the three and nine month periods ended September 30, 2010 decreased 19% and 6% to $158,417 and $365,196, respectively, compared to $196,550 and $387,293 for the same periods in 2009.

Vector products (West Nile Virus) revenue for the three month period ended September 30, 2010 increased 109% to $134,428 compared to $64,404 for the same period in 2009.  For the nine month period ended September 30, 2010 vector sales decreased 64% to $242,523, compared to $672,417 for the same period in 2009.

Contract service fees and revenue from collaborative research arrangements for the three and nine month periods ended September 30, 2010 decreased 89% and 75% to $10,771 and $300,805, respectively, compared to $98,146 and $1,199,191 for the same periods in 2009.

2010 Key Operational Milestones:

❑
On January 6, 2010, the Company announced that it received a notice of allowance from the European Patent Office for the Patent entitled “Sensitive Immunochromatographic Assay” referred to as the “Fong Patent”. This critical patent protects key aspects of the Company’s lateral flow immunoassays conducted with the proprietary RAMP testing platform.

❑
On February 1, 2010, the Company announced that it signed a second partnership, in China with Guangzhou Wondfo Biotech Co. Ltd, to sell the Company’s diagnostic products, expanding its strategic presence in the global market.

❑
On May 17, 2010, the Company announced that it was granted a Class 3 (near patient/point-of-care) Medical Device license by Health Canada to market its RAMP® Respiratory Syncytial Virus (RSV) Assay in Canada.

❑
On May 26, 2010, the Company announced that it effected a share consolidation in accordance with the authority granted by shareholders at the Company’s annual general and special meeting on May 4, 2010 to permit it to implement a consolidation of the Company’s outstanding common shares on a ten (old) for one (new) basis. The common shares began trading on the Toronto Stock Exchange and the OTC Bulletin Board in the United States on a consolidated adjusted basis on May 28, 2010. As a result of the consolidation, each shareholder of the Company holds one post-consolidation share for every ten pre-consolidation shares. The share consolidation affected all of the Company’s outstanding common shares, stock options and warrants.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

❑
On July 28, 2010, the Company announced the closing of a private placement of an aggregate of 13,333,333 common shares, at a price of $0.60 per share, to affiliates of OrbiMed Advisors, LP for gross proceeds of approximately $8 million.  The offered shares represent approximately 34.4% of the issued and outstanding share capital of the Company after giving effect to the private placement.

❑
Concurrent with the financing, at the Company’s Special General Shareholders’ Meeting held on July 27, 2010, shareholders approved increasing the size of the Board of Directors from five to seven and elected Jonathan Wang, PhD to serve as a Director.  Following the meeting, the Board appointed Peter Thompson, MD to serve as a Director.

❑
On September 13, 2010 the Company announced it was refocusing its resources and had implemented a company-wide cost-cutting initiative.  As a result, the Company recognized approximately $300,000 in restructuring charges in the third quarter and is expecting expense reductions of approximately $2 million in 2011 based on current sales levels.  This $2 million savings will be recognized with an approximate 25% reduction in the Company’s workforce, with the potential for other cost-savings, moving forward.  The restructuring and refocus of the organization was driven in part by 3M’s decision not to proceed with development of the next generation flu product.

Subsequent to the end of the quarter, on October 26, 2010 the Company announced the departure of Duane Morris as Chief Operating Officer, effective October 29th, 2010.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of these consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes.  Areas of significant estimates include stock-based compensation expense, the estimated life of property, plant and equipment, recoverability of long-lived assets, provisions for inventory obsolescence, multiple deliverable arrangements, valuation allowance on future income tax assets, provisions for sales returns and allowances and allowance for bad debt.  Actual results could differ from those estimates.

The Company’s significant accounting policies are disclosed in Note 2 to the audited consolidated financial statements as at and for the years ended December 31, 2009 and 2008.  The Company believes that the significant accounting policies disclosed in its audited consolidated financial statements are critical in fully understanding and evaluating its reported interim and annual financial results.  Additional information relating to the Company, including its fiscal 2009 audited consolidated financial statements, is available by accessing the SEDAR website at www.sedar.com.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RECENT ACCOUNTING PRONOUNCEMENTS

In 2005, the Accounting Standards Board announced that Canadian GAAP is to be converged with International Financial Reporting Standards “(IFRS)”.  On February 13, 2008 the CICA confirmed that the use of IFRS is required for fiscal years beginning on or after January 1, 2011.  According to Section 4.1 of National Instrument 52-107, which governs GAAP requirements in Canada, SEC issuers may use U.S. GAAP.  The Company satisfies the definition of an SEC issuer and consequently anticipates converting its primary basis of accounting from Canadian GAAP to U.S. GAAP as of January 1, 2011.  Differences between Canadian GAAP and U.S. GAAP are reconciled in Note 16 of the notes to the 2009 annual financial statements.

In January 2009, the CICA issued Section 1582 - “Business Combinations”, together with Sections 1601 - “Consolidated Financial Statements, and 1602 - “Non-Controlling Interests.  CICA 1582 replaces Section 1581 of the same name and establishes standards for the measurement of a business combination and the recognition and measurement of assets acquired and liabilities assumed.  CICA 1601 replaces Section 1600 of the same name and carries forward the existing Canadian guidance on aspects of the preparation of consolidated financial statements subsequent to acquisition other than non-controlling interests.  CICA 1602 establishes guidance for the treatment of non-controlling interests subsequent to acquisition through a business combination.  These new standards are effective for the Company’s interim and annual consolidated financial statements commencing on January 1, 2011.  The Company is currently evaluating the effects of its adoption on its consolidated financial statements.  The Company is intending to adopt U.S. GAAP as of January 31, 2011 and if this occurs these Canadian Handbook sections, that have not been adopted yet, may not apply.

RESULTS OF OPERATIONS

For the three and nine month periods ended September 30, 2010 and 2009:

Revenue and Cost of Sales

Revenue from product sales for the three and nine month periods ended September 30, 2010 decreased 21% and 20% to $1,542,230 and $5,057,188, respectively, compared to $1,949,377 and $6,296,148 for the same periods in 2009.

Clinical products revenue for the three and nine month periods ended September 30, 2010 decreased 26% and 15% to $1,249,385 and $4,449,469, respectively, compared to $1,688,423 and $5,236,438 for the same periods in 2009.  The decrease is primarily a result of reduced sales to Roche, who did not require inventories to be re-stocked and no sale of infectious diseases products to 3M during the quarter.  In the short term, the clinical products revenue may fluctuate depending on the pace at which the international markets develop and the timing of orders from its distributors and marketing partners.  In the long-term, the Company expects clinical products revenue to increase as distributors and marketing partners expand their customer base and newly launched products penetrate the marketplace.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Biodefense products revenue for the three and nine month periods ended September 30, 2010 decreased 24% and 6% to $158,417 and $365,196, respectively, compared to $196,550 and $387,293 for the same periods in 2009. The decrease is primarily due to the timing of orders received from distributors and government agencies.  In the future, the Company expects the sales of biodefense products to continue at similar levels.

Vector products (West Nile Virus) revenue for the three month period ended September 30, 2010 increased 109% to $134,428 compared to $64,404 for the same period in 2009.  For the nine month period ended September 30, 2010 vector sales decreased 64% to $242,523, compared to $672,417 for the same period in 2009.  The variability is due to a combination of changes in seasonal demand and timing of orders from distributors.  In the future, the Company expects the sale of West Nile Virus products to fluctuate at varying levels.

Contract service fees and revenue from collaborative research arrangements for the three and nine month periods ended September 30, 2010 decreased 89% and 75% to $10,771 and $300,805, respectively, compared to $98,146 and $1,199,191 for the same periods in 2009. The variability is due to the timing and performance of services required to recognize service revenue from the Company’s collaborations.  In the future, the Company expects fluctuations in contract service revenue as a result of the size and number of projects in development and timing of the performance of services required to recognize service revenue.

Cost of sales for the three and nine month periods ended September 30, 2010 decreased 24% to $1,563,975 and $4,607,575, respectively, compared to $2,058,063 and $6,027,827 for the same periods in 2009.  Cost of product sales includes direct manufacturing labour and materials costs, allocated overhead including depreciation and stock-based compensation related to the granting of stock options to employees engaged in manufacturing activities.

Overall gross margin from product sales for the three month period ended September 30, 2010 was negative $21,745 as compared to negative $108,686 for the same period in 2009.  Overall gross margin from product sales for the nine month period ended September 30, 2010 increased to $449,613 as compared to $268,321 for the same period in 2009.  The gross margin for the quarter ended September 30, 2010 included an increase in the provision for scrap and short-dated product, one time employee severance costs related to a reduction in workforce offset by continued standard cost improvements.  In the short-term, the Company expects variation in gross margin depending on product mix and test sales volumes.  In the longer term the Company expects gross margins to improve as sales volumes increase.

Expenses

Research and development expenditures for the three and nine month periods ended September 30, 2010 decreased 23% and 7% to $1,261,440 and $3,903,313, respectively, compared to $1,637,662 and $4,211,733 for the same periods in 2009.  The decrease in the quarter ended September 30, 2010 is primarily the result of reduced expenditures for development projects totaling $371,000, lower legal fees mainly related to the renewal of patents in the amount of $121,000, lower overhead charges in the amount of $26,000 offset by a net increase in professional fees and salaries expenses including one time employee severance costs related to a reduction in workforce totaling $139,000 and higher amortization expenses totaling $9,000.  In the future, the Company expects fluctuations in research and development expenditures as a result of the size and number of projects in development and the timing of clinical trial activities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General and administrative expenditures for the quarter ended September 30, 2010 decreased 12% to $663,484 from $752,014 for the same period in 2009.  General and administrative expenditures for the nine month period ended September 30, 2010 increased 3% to $2,229,488 from $2,163,108 for the same period in 2009.  The decrease in the quarter ended September 30, 2010 is primarily due to lower stock based compensation expense totaling $59,000, reduced audit fees and public company corporate communication costs totaling $35,000 offset by a net increase in professional fees and salaries expenses due to a one time employee severance costs related to a reduction in workforce totaling $11,000. In the future, the Company expects general and administrative expenditures to trend downward.

Sales and marketing expenditures for the three and nine month periods ended September 30, 2010 decreased 10% and 11% to $382,622 and $1,045,945, respectively, compared to $423,519 and $1,177,715 for the same periods in 2009.  The decrease in the quarter ended September 30, 2010 is primarily due to reduced professional fees in the amount of $41,000, lower legal costs totaling $17,000 and reduced overhead expenditures in the amount of $6,000 offset by an increase in payroll and stock based compensation expense totaling $15,000 and an increase in administrative expenses totaling $11,000.  In the future, the Company expects sales and marketing expenditures to increase marginally as the Company invests in business development activities to expand partnership opportunities into new international territories.

Other Income/Expenses

For the three and nine month periods ended September 30, 2010, interest expense amounted to $201,889 and $616,719, respectively, compared to $204,905 and $654,506 for the same periods in 2009.  This interest expense is primarily related to the interest portion of the repayable leasehold improvement allowance on the facility lease agreement.

For the three and nine month periods ended September 30, 2010, the company earned interest income of $4,880 and $6,380, respectively, compared to $591 and $8,258 for the same periods in 2009.  The interest earned is primarily from the cash equivalents and restricted funds invested in secured investment vehicles.  The variation in interest earned is due to fluctuations in the interest rate and the terms, from time to time, of the investments.

During the three and nine month periods ended September 30, 2010, the Company had a foreign exchange loss of $37,730 and $149,172,respectively, compared to $42,744 and $76,331 for the same periods in 2009.  Foreign exchange gains and losses are largely due to US dollar balances of cash and cash equivalents, accounts receivable and accounts payable affected by the fluctuations in the value of the US dollar as compared to the Canadian dollar. The Company uses the exchange rate posted on the Bank of Canada website for the last business day of each month.  The exchange rate as at September 30, 2010 was $0.9718 US per CDN dollar [December 31, 2009 - $0.9515].

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Loss

For the three and nine month periods ended September 30, 2010, the Company reported a loss of $2,553,259 or $0.07 per share and $7,081,411 or $0.25 per share, respectively, compared to a loss of $3,177,221 or $0.12 per share and $6,807,623 or $0.32 per share for the same periods in 2009.  The decrease in the loss for the quarter ended September 30, 2010 is attributed to lower operating expenses across all departments and reduced negative gross margin from product sales offset by lower contract service fees and revenue from collaborative research arrangements.  The increase in the loss for the nine month period ended September 30, 2010 is the result of significantly lower contract service fees and revenue from collaborative research arrangement in the current year.

SUMMARY OF QUARTERLY RESULTS

	2010	2010	2010	2009	2009	2009	2009	2008
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
	$	$	$	$	$	$	$	$
Product Revenue	1,542,230	2,112,424	1,402,534	1,856,901	1,949,377	2,067,194	2,279,577	1,584,474
Cost of Sales	1,563,975	1,824,341	1,219,259	1,905,877	2,058,063	2,040,993	1,928,771	1,733,303
Gross Profit (Loss)	(21,745)	288,083	183,275	(48,976)	(108,686)	26,201	350,806	(148,829)
Gross Margin on
Product Sales	-1%	14%	13%	-3%	-6%	1%	15%	-9%
Services Revenue	10,771	143,089	146,945	594,029	98,146	668,221	432,824	650,097
Total Revenue	1,553,001	2,255,513	1,549,479	2,450,930	2,047,523	2,735,415	2,712,401	2,234,571
Expenses	2,307,546	2,123,585	2,747,614	3,050,398	2,813,196	2,413,024	2,326,336	3,016,756
Loss for the Period	2,553,259	1,868,104	2,660,048	2,735,908	3,177,221	1,898,987	1,731,415	2,694,449
Loss per Share – Basic and Diluted	0.07	0.07	0.10	0.11	0.12	0.07	0.10	0.16
Total Assets	22,340,511	18,007,570	19,292,983	21,464,196	23,451,278	26,829,265	17,950,788	19,394,907

The table below sets forth selected data derived from the Company’s audited and unaudited consolidated financial statements prepared in accordance with Canadian GAAP for the eight quarters ended September 30, 2010.

Quarter-to-quarter variability in product revenue is driven primarily by the following factors:

▪	The timing of clinical product orders from the Company’s marketing partners and distributors;
▪	Additional revenues from the launch of cardiac products by Roche Diagnostics in the U.S. in the first quarter of 2009;
▪	Additional revenues from the launch of cardiac products by Wondfo in China in the first half of 2010;
▪	The launch of existing products in new markets from time to time;
▪	The timing of significant biodefense system orders;
▪	The demand for Influenza A+B products; and
▪	Seasonality related to the demand for RAMP West Nile Virus products as well as significant penetration of this market.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Quarter to quarter variability in contract service fees and revenue from collaborative research arrangements is primarily due to the size and number of projects in development and the timing of the performance of services required to recognize service revenue from the Company’s collaborations.

The quarter to quarter fluctuations in losses reported are primarily the result of the variability of gross margins on product sales resulting from changes in product mix, charges incurred due to the scale up and automation of the Company’s manufacturing operations, changes in staffing levels for personnel in one or all departments, variability in expenses across all departments, the timing of recognition of contract service fees and revenues from collaborative research arrangements, fluctuations in interest income and foreign exchange gains or losses.

LIQUIDITY AND CAPITAL RESOURCES

The Company has financed its operations primarily through equity and debt financings.  As of September 30, 2010, the Company has raised approximately $97 million from the sale and issuance of equity securities and convertible debt, net of issue costs.

As at September 30, 2010, the Company had a working capital balance of $8,526,542, an increase of $1,528,013 compared to $6,998,529 as at December 31, 2009. For the three and nine month periods ended September 30, 2010, the Company relied primarily on cash on hand and cash generated from gross margin on product sales and prepayments related to contract service fees and revenues from collaborative research arrangements to fund its expenditures.

The Company’s inability to generate sufficient cash flows may result in it not being able to continue as a going concern.  For the three and nine month periods ended September 30, 2010, the Company reported losses of $2,553,259 and $7,081,411, respectively, compared to a loss of $3,177,221 and $6,807,623 for the same period in 2009.  The Company has sustained continuing losses since its formation and at September 30, 2010, had a deficit of $97,781,721 and for the three and nine month periods ended September 30, 2010 incurred negative cash flows from operations of $2,582,271 and $6,960,577, respectively, compared to $1,901,174 and $5,781,135 for the same periods in 2009.  These conditions raise substantial doubt about the Company’s ability to continue as a going concern.

The Company closed a public offering on July 28, 2010 consisting of 13,333,333 common shares  at a price of $0.60 per share, for total gross proceeds of $8,000,000 before share issuance costs of $525,080 for net proceeds of $7,474,920.

Management has been able, thus far, to finance the operations through a series of debt and equity financings.  Management will continue, as appropriate, to seek other sources of financing on favorable terms; however, there are no assurances that any such financing can be obtained on favorable terms, if at all.  In view of these conditions, the ability of the Company to continue as a going concern is dependent upon its ability to obtain such financing and, ultimately, on achieving profitable operations.  The outcome of these matters cannot be predicted at this time.  The consolidated financial statements for the years presented do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business.  See “Risks and Uncertainties”.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

COMMITMENTS AND CONTRACTUAL OBLIGATIONS

As at September 30, 2010, the Company had the following commitments and contractual obligations:

Commitments and Obligations	Total	1 Year	2 – 3 Years	4 – 5 Years	> 5 Years
	$	$	$	$	$
Equipment	31,000	31,000	-	-	-
Equipment Operating Leases	45,360	22,680	22,680	-	-
License Fees	133,750	31,000	73,000	27,000	2,750
Purchase Commitments	817,035	79,738	259,549	378,461	99,287
Repayable Leasehold Allowance	13,094,865	1,061,745	2,123,492	2,123,492	7,786,136
Facility Sublease	14,168,815	907,591	1,922,372	2,078,210	9,260,642
Total	28,290,825	2,133,754	4,401,093	4,607,163	17,148,815

OFF BALANCE SHEET ARRANGEMENTS

The Company does not have any off balance sheet arrangements requiring disclosure.

OUTSTANDING SHARE CAPITAL

As at September 30, 2010 there were 38,800,755 common shares issued and outstanding for a total of $96,560,066 in share capital, 852,325 (of which 402,319 are exercisable at a weighted-average exercise price of $7.20 per share) common shares issuable upon the exercise of outstanding stock options at a weighted-average exercise price of $6.08 per share, 439,732 common shares reserved for future grant or issuance under the Company’s stock option plan and 6,169,829 common shares issuable upon the exercise of outstanding warrants at a weighted average exercise price of $2.36 per share.

As at November 8, 2010 there were 38,800,755 common shares issued and outstanding, 744,919 (of which 403,092 are exercisable at a weighted-average exercise price of $7.20 per share) common shares issuable upon the exercise of outstanding stock options at a weighted-average exercise price of $6.05 per share, with 547,138 common shares reserved for future grant or issuance under the Company’s stock option plan and 6,169,829 common shares issuable upon the exercise of outstanding warrants at a weighted average exercise price of $2.36 per share.

TRANSACTIONS WITH RELATED PARTIES

For the three and nine month periods ended September 30, 2010, directors’ fees totaling $20,500 and $60,000 were incurred by the Company for routine services provided by non-management members of the Board of Directors [2009 - $24,750 and $63,000], respectively.  As at September 30, 2010, $20,750 remained outstanding and was included in the balance of accrued and other liabilities.

All related party transactions are recorded at their exchange amounts, established and agreed between the related parties.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FINANCIAL INSTRUMENTS

For certain of the Company’s financial instruments, including cash and cash equivalents, restricted cash, trade receivables, other receivables, accounts payable and accrued and other liabilities the carrying amounts approximate fair values due to their short-term nature.

As at September 30, 2010, four customers represent 90% [December 31, 2009 - four customers represent 77%] of the trade receivables balance.  For the three and nine month periods ended September 30, 2010, four customers represent 67% and 67% [2009 – for the three and nine month periods ended September 30, 2009 four customers represent 72% and 71%, respectively] of total product sales, respectively.  For the three and nine month periods ended September 30, 2010 two customers represent 100% and 91% [2009 - for the three and nine month periods ended September 30, 2009 two customers represent 100% and 88%] of total service revenues, respectively.

Financial risk is the risk to the Company’s results of operations that arises from fluctuations in interest rates and foreign exchange rates and the degree of volatility of these rates. The Company is subject to foreign exchange risk as a significant portion of its revenues and expenditures are denominated in U.S. dollars.  Significant losses may occur due to significant balances of cash held in U.S. dollars that may be affected negatively by a decline in the value of the U.S. dollar as compared to the Canadian dollar.  The Company mitigates foreign exchange risk by maintaining a U.S. dollar bank account for all U.S. revenues and expenditures, thereby minimizing currency exchange.  A 10% depreciation or appreciation of the Canadian dollar against i) the U.S. dollar would result in an increase/decrease of approximately $191,000 in the Company's loss, ii) the Euro would result in an increase/decrease of approximately $4,000 in the Company's loss, and iii) the Japanese Yen would result in an increase/decrease of approximately $3,800 in the Company's loss.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

No change in the Company’s internal control over financial reporting occurred during the three and nine month periods ended September 30, 2010 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting

RISKS AND UNCERTAINTIES

Although the Company believes that there is a significant market opportunity for its diagnostic products, the markets for rapid on-site and point-of-care diagnostic tests are fragmented and still in their early stages of growth.  Accordingly, there are a variety of risks that the Company will face in order to be successful:

1) Financial results: The Company’s inability to generate sufficient cash flows or raise additional funds may result in it not being able to continue as a going concern.  The Company’s audited consolidated financial statements have been prepared on a going concern basis, which presumes the realization of assets and the settlement of liabilities in the normal course of operations.  The Company has incurred significant losses to date and as at September 30, 2010 had an accumulated deficit of $97,781,721 and has not generated positive cash flow from operations. In view of these conditions, the ability of the Company to continue as a going concern is dependent upon its ability to obtain additional financing and on achieving profitable operations.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The outcome of these matters cannot be predicted at this time.  The consolidated financial statements for the periods presented do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business; 2) Need to raise additional capital: The Company has incurred substantial operating losses and has an ongoing need to raise additional funds to continue conducting its research and development programs and clinical trials, purchase capital equipment and commercialize its products.  When necessary, the Company will pursue arrangements for additional capital, however there is no certainty, particularly during the current difficult financial markets, that funds will be available on acceptable terms, if at all.  If additional funds are not obtained when needed, the Company would have to curtail or cease its  operations resulting in a material adverse impact on its business and stakeholders; 3) Economic conditions: During the current economic downturn, there is greater risk that end-user customers of the Company’s product may be slower to make purchase commitments which may negatively impact sales of the Company’s new and existing products; 4) Managing growth: The Company may not be able to effectively and efficiently manage the planned growth of its operations and, as a result, it may find itself unable to effectively compete in the marketplace with its products resulting in lost revenue, poor operational performance and sustained losses; 5) Personnel: The Company is dependent upon members of management and scientific staff, who could leave the Company at any time.  In the event the Company is unable to retain key personnel, attract, recruit and train qualified key personnel on favourable terms and, as a result, it may find itself unable to carry out its corporate objectives; 6) Suppliers: Some of the Company’s raw materials and services are provided by sole-source suppliers.  In the event a sole-sourced material or service became unavailable, there may be a delay in obtaining an alternate source, and the alternate source may require significant development and time to meet product specifications; 7) Alliances: Since the Company does not have a direct sales channel for its clinical products, the Company relies significantly on strategic alliance partners to develop and commercialize products and on third party distributors to market and sell its products.  If the Company is unable to successfully establish or maintain acceptable agreements with potential and existing partners and distributors, its ability to access various markets profitably with its products may be significantly restricted. If the Company’s partners and distributors are unable to execute on their sales and marketing strategies, the Company’s product sales may be reduced or restricted; 8) Intellectual property: The Company may not be able to adequately protect its technology and proprietary rights, and third parties may claim that the Company infringes their proprietary rights. There are many patent claims in the area of lateral flow immunoassays and some patent infringement lawsuits have occurred amongst parties other than us, with respect to patents in this area; 9) Product liability: The Company may be subject to product liability claims, which may adversely affect its operations. Although the Company currently maintains product liability insurance, it cannot assure that this insurance is adequate, and, at any time, it is possible that such insurance coverage may cease to be available on commercially reasonable terms, or at all; 10) Market, competition and technological risk: Significant efforts are being made by companies with greater resources than the Company to develop competing technologies and products. The success of the Company will depend upon the ability of the Company to demonstrate the competitive performance of its products. Particularly important to its future results of operations will be the Company’s success, together with its partner Roche’s success, in developing the point-of-care NT-proBNP market; 11) Stock Exchange Listing:  The common shares of the Company are listed on the Toronto Stock Exchange (“TSX”).  Continued listing on the TSX requires, among other things, that the Company's financial condition and the trading value of its common shares meet the TSX requirements. 12) Industry consolidation: The market for immunoassay-based diagnostic testing is rapidly changing as a result of recent consolidation in the industry.  The impact of consolidation of several major competitors in the market for immunoassay testing is difficult to predict and may harm the business;

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

13) Government regulation: For clinical testing applications the Company requires a number of regulatory clearances to market its products and obtaining these clearances can be uncertain, costly and time consuming; the Company is also subject to ongoing regulation of the products for which it has already obtained regulatory clearance, among other things, which may result in significant costs or in certain circumstances, the suspension or withdrawal of previously obtained clearances; 14) Third-party re-imbursement: Sales and pricing of medical products, including the Company’s, are affected by third-party reimbursement.  Depending on manufacturing costs, the Company may not be able to profitably sell its products at prices that would be acceptable to third party reimbursement programs; 15) Seasonality: The business and industry is affected by seasonality, including governmental budget cycles.  The Company may not be able to successfully scale up operations to meet demand during peak seasonal periods or scale down operations during periods of low demand, which could result in lost revenue and/or adversely affect cash flows and losses; 16) Financial and accounting regulation: Evolving regulation of corporate governance and public disclosure may result in additional expenses and continuing uncertainty; investor confidence and share value may be adversely impacted if the Company’s independent auditors are unable to provide it with the attestation of the adequacy of the Company’s internal controls over financial reporting; Effective January 1, 2011, the Company is required to comply with IFRS. The Company anticipates converting its primary basis of accounting from Canadian GAAP to U.S. GAAP as of January 1, 2011, which is an acceptable alternative to IFRS.  Future changes in financial accounting standards or practices or existing taxation rules or practices may cause adverse unexpected revenue and/or expense fluctuations and affect the reported results of operations; valuation of stock-based payments, which the Company is required to perform for purposes of recording compensation expense under FAS 123(R), involves significant assumptions that are subject to change and difficult to predict; and 17) Interest rate and foreign exchange: The Company is subject to risk that the Company’s results of operations are affected by fluctuations in interest rates and foreign exchange rates and the degree of volatility of these rates. The Company is subject to foreign exchange risk as a majority of its revenues are denominated in US dollars.  The Company mitigates foreign exchange risk by maintaining a US dollar bank account for all US revenues and expenditures, thereby minimizing currency exchange. Interest rate risk arises due to the Company’s cash and cash equivalents, short-term investments and restricted investment being invested in variable rate securities and in the future by the Company’s loans which may have fixed and variable interest rates.

Additional information relating to the Company is available by accessing the SEDAR website at www.sedar.com, including information about risks, uncertainties and other factors which may cause the actual results, performance or achievement of the Company, or industry results, to be materially different from any future results. Such factors include, among others, those described in the Company's annual report on Form 20-F.